Exhibit to Accompany
Item 77J
Form N-SAR
The Yacktman Funds Inc.
the Funds


According to the provisions of Statement of Position 93 - 2
SOP 93 - 2 Determination Disclosure and Financial
Statement Presentation of Income Capital Gain and Return of Capital Distributions by Investment Companies the Funds are required to report the accumulated net investment income loss and accumulated net capital gain loss accounts to approximate amounts available for future distributions on a tax
basis or to offset future realized capital gains.   Accordingly
at December 31 2005 reclassifications were recorded to decrease undistributed net investment income by $45595 and $13518 and increase undistributed net realized gains by $45595 and $13518 for The Yacktman Fund and The Yacktman Focused Fund respectively.

This reclassification has no impact on the net asset value of the Funds and is designed to present the Funds capital account on a tax basis.